

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via Email
Mr. Gordon A. Milne
Executive Vice President
The Ryland Group, Inc.
3011 Townsgate Road, Suite 200
Westlake Village, California 91361-3027

> **Re:** **The Ryland Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-08029**

Dear Mr. Milne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 4

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Homebuilding Overview, page 20

1. In future filings, please expand your discussion and analysis to disclose housing inventories by reportable segment for each period presented to allow investors to better link the disclosures for the number of residential/active communities to the consolidated balance sheet.

Statements of Earnings, page 26

2.   In our letter dated December 27, 2012, from our review of your fiscal year 2011 Form 10-K, we requested that you expand your homebuilding segment's discussion and analysis of revenues and gross profit margin to provide a discussion and analysis of the material changes in the home deliveries and closing prices at the market level (i.e., city and/or state level) and/or the community level to the extent that there are material offsetting results (i.e., the material home buying trends that are specific to each of your operating segments that are positively and negatively impacting your operating results). In your letter dated January 29, 2013, you agreed to discuss factors for the material changes in closings and average home prices that are unique to the specific segments. In your letter dated February 20, 2013, you also agreed to address market conditions, economic and competitive factors and trends in future filings. On page 19, you note that the increase in average closing price was due, in part, to a change in the product and geographic mix of homes delivered during fiscal year 2012. However, we did not note a discussion and analysis at the reportable segment level regarding any changes in product mix or geographic mix. We further note that you provided investors with no insight about the factors contributing to the increase in the number of homes delivered at the reportable segment level. As your reportable segments comprise multiple markets and various communities, any positive or negative deviation at these lower levels from the reportable segment level should be discussed and analyzed to the extent material to an understanding of the trends impacting the reportable segment. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance. Please also provide us with a revised discussion and analysis of your Homebuilding Segments for 2012 versus 2011 that you would have included in your fiscal year 2012 Form 10-K in response to this comment.

Financial Statements, page 41

General

3.   We note your disclosure on page 4 that you acquired the operations of Timberstone Homes in Charlotte and Raleigh markets and Trend Homes in the Phoenix markets during fiscal year 2012. We further note that in June 2013 you acquired the Dallas, Texas operations and assets of LionsGate Homes and in July 2013 you acquired the operations and assets of Cornell Homes from Philadelphia, Pennsylvania. Please provide us with your analysis of the material facts and circumstances for each of these transactions as to whether the transaction is the acquisition of assets or the acquisition of a business. Please include the specific reference to the authoritative literature that supports your accounting. As part of your analysis, please tell us the purchase price for each transaction.

Note F- Fair Values of Financial and Nonfinancial Instruments, page 55

4.   In future filings, please revise your presentation of the values and methods used for measuring fair values of financial instruments on a recurring basis to present the portion of obligations of U.S. and local government agencies and short-term pooled investments using level 1 inputs versus level 2 inputs. Please refer to ASC 820-10-50-2.b. and ASC 820-10-55-100 for guidance.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 9- Goodwill and Other Intangible Assets, page 12

5.   In future filings, please provide the disclosures required by ASC 350-20-50-1, including the amount of goodwill allocated to each reportable segment.

Note 12- Debt and Credit Facilities, page 14

6.   We note that you issued additional convertible senior notes during the second quarter of fiscal year 2013. We further note that the conversion rate may be adjusted upon the occurrence of certain events. In future filings, please disclose the events that would cause the conversion rate to be adjusted and clarify if these events are considered to be standard anti-dilution provisions under a conventional convertible debt security in accordance with ASC 815-40-25-39 – 25-42. Please refer to comment 11 in our letter dated December 27, 2012, and your response letter dated January 29, 2013 for additional guidance.

Note 15- Income Taxes, page 18

7.   We note that you reversed $187.5 million of the deferred tax asset valuation allowance during the second quarter of fiscal year 2013 based on five consecutive quarters of earnings, the expectation of your continued profitability, and signs of recovery in the housing market. In your fiscal year 2012 Form 10-K, you noted "…the inability to carry back its current net operating losses and [your] recent earnings history are significant evidence of the need for a valuation allowance against [your] net deferred tax assets." Considering the reversal of the valuation allowance materially impacted net income, it is unclear how your current disclosures sufficiently explain to investors the material positive and negative evidence you considered when arriving at the conclusion that the majority of the valuation allowance for your net deferred tax assets should be reversed. Please substantially revise your disclosure in future filings to provide investors with quantitative and qualitative information of the material positive and negative factors that you considered when arriving at your conclusion that it is more likely than not that the deferred tax assets will be realized. Please refer to ASC 740-10-30-16 – 30-25 for guidance. Please provide us with the disclosures you would have included in this Form 10-Q in response to this comment.

Note 21- Subsequent Events, page 30

8.   We note your disclosure that in July 2013, you acquired the operations and assets of Cornell Homes. Based on this description, it appears that you acquired a business. However, you did not provide investors with the disclosures required by ASC 805-10-50-4 for acquisitions completed after the reporting date but before the issuance of the financial statements. Further ASC 855-10-50-2.b. also requires disclosure of the estimated financial effect of subsequent events that are disclosed. In future filings, please confirm that you will provide the required disclosures for subsequent events.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Tracey Smith at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief